May 20, 2009

Mr. Nobuyuki Hirano
Principal Financial Officer
The Bank of Tokyo Mitsubishi UFJ Ltd.
7-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-8330 Japan

> **Re:** **The Bank of Tokyo Mitsubishi UFJ Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 033-93414**

Dear Mr. Hirano:

We have reviewed your response letter dated April 6, 2009. We have the following additional comments.

Form 20-F for Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 31 – Estimated Fair Value of Financial Instruments, page F-98

1. We have reviewed your response to prior comment two from our letter dated March 24, 2009. Please provide us with the following additional information regarding your other debt securities. Consider providing this information in a tabular format, segregated by the different types of assets backing your other debt securities:

    - The unadjusted non-binding prices received from the pricing vendors/broker-dealers and ultimately recorded in your financial statements; and
    - The quoted prices of securities with similar characteristics as used in your internal price verification procedures.

2. In addition to our comment above, we note you use quoted market prices of securities with similar characteristics to determine fair value of your mortgage backed securities when quoted market prices are not available. Please tell us why you do not also use quoted market prices of securities with similar characteristics to determine the fair value of your other debt securities. Explain why you believe non-binding quotes from pricing vendors/broker-dealers are more representative of the fair values of these securities.

3.　　Please tell us whether your valuation methodology for other debt securities changed upon adoption of FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active.*

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon M. Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief